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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
                            AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                 PDK Labs, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                             Common Stock: 693293508
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                                 (CUSIP Number)

                              Robert H. Cohen, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8680
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 13, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.



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CUSIP
No. 693293508                         13D
================================================================================
 1  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                            Reginald Spinello
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 2  Check the Appropriate Box if a Member of a Group*

                                                                         (a) [X]

                                                                         (b)
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 3  SEC Use Only

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 4  Source of Funds*                    PF, OO

--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)
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 6  Citizenship or Place of Organization                                U.S.A.

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                     7     Sole Voting Power
     Number of                 672,500 shares of Common Stock.
      Shares         -----------------------------------------------------------
   Beneficially      8     Shared Voting Power
     Owned By                   0 shares of Common Stock
       Each          -----------------------------------------------------------
     Reporting       9     Sole Dispositive Power
      Person                   522,500 shares of Common Stock
       With          -----------------------------------------------------------
                     10    Shared Dispositive Power
                                0 shares of Common Stock
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11  Aggregate Amount Beneficially Owned By Each Reporting Person
                  672,500 shares of Common Stock.
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12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

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13  Percent of Class Represented by Amount in Row (11)
          17.7% of Common Stock (28.8% excluding Treasury Stock).

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14  Type of Reporting Person*
          IN
================================================================================


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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP
No. 693293508                         13D
================================================================================
 1  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                                Raveendra Nandigam
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 2  Check the Appropriate Box if a Member of a Group*
                                                                         (a) [X]
                                                                         (b)
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 3  SEC Use Only

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 4  Source of Funds*                    PF, OO

--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)
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 6  Citizenship or Place of Organization        U.S.A.

--------------------------------------------------------------------------------
                     7     Sole Voting Power
     Number of                 100,000 shares of Common Stock.
      Shares         -----------------------------------------------------------
   Beneficially      8     Shared Voting Power
     Owned By                    0 shares
       Each          -----------------------------------------------------------
     Reporting       9     Sole Dispositive Power
      Person                   100,000 shares of Common Stock.
       With          -----------------------------------------------------------
                     10    Shared Dispositive Power
                               0 shares
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11  Aggregate Amount Beneficially Owned By Each Reporting Person
                   100,000  shares of Common Stock.
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12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
             2.6% of Common Stock (4.3% excluding Treasury Stock).
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14  Type of Reporting Person*
            IN
================================================================================



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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693293508                  13D
================================================================================
 1  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                                Karine Hollander
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 2  Check the Appropriate Box if a Member of a Group*
                                                                         (a) [X]
                                                                         (b)
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 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds*                    PF, OO

--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization                               U.S.A.

--------------------------------------------------------------------------------
                     7     Sole Voting Power
     Number of                 0 shares.
      Shares         -----------------------------------------------------------
   Beneficially      8     Shared Voting Power
     Owned By                   0 shares
       Each          -----------------------------------------------------------
     Reporting       9     Sole Dispositive Power
      Person                   50,000 shares of Common Stock.
       With          -----------------------------------------------------------
                     10    Shared Dispositive Power
                               0 shares
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
           50,000 shares of Common Stock.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
          1.3% of Common Stock (2.1% excluding Treasury Stock).
--------------------------------------------------------------------------------
14  Type of Reporting Person*
          IN
================================================================================



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Item 1. Security and Issuer.

         This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of PDK Labs, Inc., a New York corporation (the "Company"). The Company's principal executive office is at 145 Ricefield Lane, Hauppauge, NY 11788.

Item 2. Identity and Background.

(a)-(d)

Reginald Spinello
Chairman of the Board, President and Chief Executive Officer
PDK Labs, Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Raveendra Nandigam
Vice President of Operations
PDK Labs, Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Karine Hollander
Chief Financial Officer and Secretary
PDK Labs, Inc.
145 Ricefield Lane
Hauppauge, NY 11788

         (e) During the last five years, none of the persons filing this
Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, none of the persons filing this
Schedule 13D have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in that person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Reginald Spinello, Raveendra Nandigam and Karine Hollander (the "Reporting Persons") each acquired their shares of Common Stock through the exercise of board approved option grants and/or direct acquisitions of such shares using personal funds.

         As more fully described in Item 4 of this Schedule 13D, the Reporting Persons have made a proposal (the "Proposal") to the Company pursuant to which the Reporting Persons would acquire all of the outstanding shares of Common Stock and Series A Convertible Preferred stock, par value $.01, of the Company (the "Preferred Stock") not already owned by the Reporting Persons (the "Acquisition"). The Proposal contemplates that current stockholders of the Company (other than the Reporting Persons) would be paid $5.00 in cash for each share of Common Stock and $8.00



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in cash for each share of Preferred Stock held. The Reporting Persons expect that the funds to be used in making the Acquisition will come from various sources, including institutional lenders.

Item 4. Purpose of Transaction.

                  On July 13, 2000, Reginald Spinello transmitted a letter to the Board of Directors of the Company proposing that the Reporting Persons acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons at a price of $4.00 per share in cash and all of the outstanding shares of Preferred Stock not owned by the Reporting Persons at a price of $7.00 per share in cash. The Proposal proposed that the Acquisition would be (i)structured as a merger of the Company with a Corporation to be formed by the Reporting Persons and (ii) subject to the terms and conditions to be set forth in a definitive merger agreement to be negotiated between the parties. The Proposal proposed that the Acquisition would be subject to (i) approval of a special committee of the Board of Directors of the Company consisting solely of directors who are not affiliated with the Reporting Persons (the "Special Committee"), (ii) approval of two-thirds of the shares of Common Stock at a meeting called for such purpose and (iii) other customary conditions. It is expected that, in the event the Acquisition is completed, the registration of the Common Stock under Section 12 of the 1934 Act would be terminated, and the Common Stock and Preferred Stock would cease to be listed on the NASDAQ or any other inter-dealer quotation system.

         From July 13, 2000 until July 19, 2000, the Reporting Persons negotiated the terms of the Proposal with the Special Committee. On July 19, 2000, the Reporting Persons and the Special Committee reached an agreement that the Reporting Persons acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons at a price of $5.00 per share in cash and all of the outstanding shares of Preferred Stock not owned by the Reporting Persons at a price of $8.00 per share in cash. The Reporting Persons have been informed that the Special Committee intends to recommend the Proposal to the Board of Directors on July 20, 2000. There can be no assurance that the Company's Board of Directors will accept the Proposal or, if accepted, that the conditions set forth in the Proposal will be satisfied or that the Acquisition will be completed.


Item 5. Interest in Securities of the Issuer.

         (a) Reginald Spinello currently owns 522,500 shares of Common Stock, constituting 13.7% of such shares (22.3% of such shares excluding the Common Stock held in the Company's treasury (the "Treasury Stock")) and no shares of Preferred Stock. Reginald Spinello has the right to vote an additional 150,000 shares of Common Stock (constituting a total of 17.7% of such shares, 28.8% excluding the Treasury Stock) pursuant to a ten year voting trust agreement (the "Voting Trust") whereby Karine Hollander and Michael Lulkin submitted 50,000 and 100,000 shares of Common Stock, respectively, to the voting control of the Chief Executive Officer of the Company. Raveendra Nandigam owns 100,000 shares of Common Stock, constituting 2.6% of such shares (4.3% excluding the Treasury Stock) and no shares of Preferred Stock. Karine Hollander owns 50,000 shares of Common Stock, constituting 1.3% of such shares (2.1% excluding the Treasury Stock) and no shares of Preferred Stock, all of which are subject to the Voting Trust and are currently voted by Reginald Spinello. The percentages herein are based upon 3,807,153 shares of Common Stock outstanding as of April 7, 2000, as reported in the Company's most recent Form 10-Q, filed on April 14, 2000, and 2,337,969 shares of Common Stock outstanding excluding the



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Treasury Stock, as reported in the Company's most recent Form 10-K, filed on
February 28, 2000.

         (b) The group consisting of the Reporting Persons, pursuant to Rule 13d-5(b)(1) is deemed to beneficially own 772,500 shares of Common Stock, constituting 20.3% of the outstanding Common Stock (33.0% excluding the Treasury Stock).
         (c) No other transaction in Common Stock was effected by any persons named in Item 2 within the last 60 days.

         (d) None.

         (e) None.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             See Item 4.

Item 7. Material to be Filed as Exhibits.

             See Exhibits attached hereto.

         (a) Offer Letter from Reginald Spinello to the Board of Directors of PDK Labs, Inc., dated July 13, 2000.

         (b) Revised Offer Letter from Reginald Spinello to the Board of Directors of PDK Labs, Inc., dated July 19, 2000.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July __, 2000                      /s/ Reginald Spinello
                                          ------------------------------------
                                          President




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